UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   **October 25, 2009**

LEGG MASON, INC.
(Exact name of registrant as specified in its charter)

Maryland	**1-8529**	**52-1200960**
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

100 Light Street, Baltimore, Maryland	**21202**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(410) 539-0000**

Not Applicable

(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01　Entry into a Material Definitive Agreement.

On October 25, 2009, Legg Mason, Inc. (the "Company") entered into an agreement with Trian Fund Management, L.P., funds managed by it and certain of its affiliates (collectively, "Trian Partners") under which the Company confirms that its Board of Directors has agreed to expand the size of the Board from 13 to 14 directors and to elect Nelson Peltz as a director with a term expiring at the 2010 Annual Meeting of Stockholders. The agreement also provides for the Board to nominate Mr. Peltz at the 2010 Annual Meeting of Stockholders as a director with a term expiring in 2013. In the agreement, Trian Partners agrees, among other things and subject to certain limitations, that they will support the Board's full list of nominees at Company annual meetings during the term of the agreement, will not acquire more than a specified percentage of the outstanding Company common stock and will not take certain other specified actions. The term of the agreement runs until November 2012 (assuming no changes are made to current Company Bylaws provisions regarding making proposals at annual meetings of stockholders), subject to earlier termination in certain circumstances, including if Mr. Peltz is not elected as a director by stockholders at the 2010 Annual Meeting or if Mr. Peltz resigns from the Board of Directors after March 31, 2012. Trian Partners own, collectively, approximately 4.3% of the outstanding Company common stock. The foregoing description of the agreement does not purport to be complete and is qualified in its entirety by reference to the agreement, which is filed as Exhibit 10 hereto and is incorporated herein by reference.

A press release announcing the agreement is attached hereto as Exhibit 99 and is incorporated herein by reference.

Item 9.01　Financial Statements and Exhibits.

(d)　Exhibits

Exhibit No.	Subject Matter
10	Agreement dated October 25, 2009 among Legg Mason, Inc. and Trian Fund Management, L.P., funds managed by it and certain of its affiliates
99	Press Release of Legg Mason, Inc. dated October 25, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGG MASON, INC.
(Registrant)

Date: October 26, 2009   By: /s/ Thomas P. Lemke

Thomas P. Lemke
Senior Vice President and General
Counsel

LEGG MASON, INC.

EXHIBIT INDEX

Exhibit No.	Subject Matter
10	Agreement dated October 25, 2009 among Legg Mason, Inc. and Trian Fund Management, L.P., funds managed by it and certain of its affiliates
99	Press Release of Legg Mason, Inc. dated October 25, 2009